InspireMD, Inc.

4 Menorat Hamaor. St.

Tel Aviv, Israel 6744832

May 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	InspireMD, Inc. (CIK 0001433607)
Registration Statement No. 333-272149 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

InspireMD, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 1, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

INSPIREMD, INC.

By:	/s/ Craig Shore
Craig Shore
Chief Financial Officer, Chief Administrative Officer, Secretary and Treasurer